manatt

manatt | phelps | phillips

January 11, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler

Ms. Karen Ubell

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sucampo Pharmaceuticals, Inc. Registration Statement on Form S-3 Filed December 21, 2012 Registration No. 333-185635

Ladies and Gentlemen:

On behalf of Sucampo Pharmaceuticals, Inc., a Delaware corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-185635) (the “Registration Statement”), originally filed by the Company on December 21, 2012.

We are providing in this letter the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter to Mr. Cary J. Claiborne of the Company, dated January 2, 2013 (the “Commission’s Letter”). For convenience of reference, the Staff’s comments contained in the Commission’s Letter are reprinted below in italics, and are followed by the corresponding response of the Company.

We have provided to Ms. Ubell a copy of Amendment No. 1 filed by the Company marked to reflect changes made to the Registration Statement as originally filed with the Commission.

Incorporation of Certain Information by Reference, page 24

1.	Please revise your disclosure to incorporate by reference all reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your fiscal year 2011. Specifically, this should include your current reports on Form 8-K as filed on February 7, 2012, March 9, 2012, September 12, 2012 and September 25, 2012.

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

Albany | Los Angeles | New York | Orange County | Palo Alto | Sacramento | San Francisco | Washington, D.C.

 manatt

manatt | phelps | phillips

Mr. Jeffrey P. Riedler

Ms. Karen Ubell

January 11, 2013

In response to the Staff’s comment, we have revised the incorporation by reference disclosure on page 24, including the addition of Current Reports of Form 8-K filed subsequent to the original filing date of the Registration Statement

Sales Agreement Prospectus

Cover Page

2.	Please revise your disclosure to indicate that Cantor Fitzgerald & Co. will be an underwriter in lieu of your current disclosure that it “may be deemed to be” an underwriter. Please similarly revise page SA-7 to remove your disclosure that Cantor Fitzgerald & Co. “may” be deemed to be an underwriter.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the sales agreement prospectus and page SA7.

Exhibit 5.1

3.	Please revise the legal opinion of Manatt, Phelps & Phillips, LLP to exclude the Sales Agreement Shares from the assumption that “that the issuance and sale of the Company Securities do not violate any applicable law, are in conformity with the Company’s then operative certificate of incorporation and bylaws, do not result in a default under or breach of any agreement or instrument binding upon the Company and comply with any applicable requirement or restriction imposed by any court or governmental body having jurisdiction over the Company.” It is inappropriate with respect to the Sales Agreement Shares for the firm to assume that to which it later has provided its legal opinion.

In response to the Staff’s comment, we have included a revised opinion with Amendment No. 1 which addresses the Staff’s comment.

*               *               *

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding Amendment No. 1 to the Registration Statement. If you have any questions or comments regarding the foregoing or have additional questions or comments, please contact the undersigned at 714-338-2710.

Very truly yours,

/s/ Matthew O’Loughlin

Matthew O’Loughlin

cc:	Cary Claiborne Tom Knapp, Esq. Gordon Bava, Esq.